November 28, 2011

Ms. Kathleen Collins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:           Intersections Inc.

Form 10-K for the Year Ended December 31, 2010
Filed March 16, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011

File No. 000-50580

Dear Ms. Collins:

We have reviewed the comment letter dated October 28, 2011 from the Commission’s Staff related to the above-mentioned filings by Intersections Inc. (the “Company”).  With respect to each of the items in that letter, the Company’s response to the Staff’s comments is set forth below with each response below numbered to correspond to the numbered comment in the Staff’s letter.  To assist in your review, we have included the text of the Staff’s comments below in italicized type.  As explained below, in accordance with the Staff’s request, where applicable, the Company undertakes to include revised disclosures responsive to the Staff’s comments in the Company’s filings, beginning with the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2011, which was filed on November 9, 2011.

General

1.
In response to prior comment 1, you state that you believe the company is not required to file the earnings releases under Item 2.02 of Form 8-K as they did not contain any material nonpublic information regarding any previously completed fiscal period. However we note prominent non-GAAP financial measures included in the earnings releases that are not included in the respective periodic filings. Please provide further support for your assertion that the earnings releases did not include any material non-public information regarding your results of operations or financial condition for a completed fiscal period, such that they were not required to be furnished under Item 2.02 of Form 8-K.

Company Response:  Although the Company continues to believe that the respective Form 10-K and 10-Qs contained all material information regarding the applicable completed annual or quarterly fiscal period and that the earnings releases did not contain any material nonpublic information, in light of the Staff’s comments the Company has filed its earnings release under Item 2.02 of Form 8-K for the recently completed quarter ended September 30, 2011, and will continue to do so for future fiscal periods.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-1

2.
We noted your response to our prior comment 2 and the copy of the signed opinion provided with your response letter. However, you need to amend your Form 10-K to include the properly signed report pursuant to the Rule 2-02(a) of Regulation S-X. We refer you also to CAQ Alert 2001-04.

Company Response:   In response to the Staff’s comment, we have amended our Form 10-K for the year ended December 31, 2010 to reflect the signed opinion.  The amended Form 10-K was filed on November 18, 2011.

Notes to Consolidated Financial Statements

Note 18.  Commitments and Contingencies

Legal proceedings, page F-30

3.
We note you proposed disclosure in response to our prior comment 4. We further note you believe that no loss is probable in these matters. Please revise your proposed disclosure to address whether there are probable and reasonably estimable losses and how those are accounted for once known. Also, while we note that you are currently unable to estimate a range of possible losses in each case, please also revise your disclosures to state whether there is at least a reasonable possibility that a loss in excess of amounts accrued or not accrued may have been incurred and then state whether you are unable to estimate the range of such losses (as you currently assert) or disclose, when and if available, the estimated range of such losses or state that the estimate is immaterial to your financial statements. Please provide us with your revised draft disclosure in your response.

Company Response: In response to the Staff’s comment, we advise the Staff that the Company has revised its disclosure beginning with the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 to address whether there are probable and reasonably estimable losses for each lawsuit.  For each legal proceeding in which we reported on claims pending against us in our quarterly report on Form 10-Q for the quarter ended September 30, 2011, we made the following disclosure:

The information available to us at this time does not indicate that a loss is probable and is not sufficient to reasonably estimate a range of possible losses in this case. Therefore, we have not accrued a liability in our condensed consolidated financial statements. However, due to the inherent uncertainty of litigation it is reasonably possible that such a loss could exist if future events unfold which are adverse to our current legal position.

We intend in our future filings to continue to address whether there are probable and reasonably estimable losses for the legal proceedings we report.  We further revised the disclosure to provide our accounting policy related to accrual or nonaccrual of these amounts.  In our quarterly report on Form 10-Q for the quarter ending September 30, 2011, we made the following disclosure:

We periodically analyze currently available information and make a determination of the probability of loss and provide a range of possible loss when we believe that sufficient and appropriate information is available. We accrue a liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. If a loss is probable and a range of amounts can be reasonably estimated but no amount within the range is a better estimate than any other amount in the range, then the minimum of the range is accrued. We do not accrue a liability when the likelihood that the liability has been incurred is believed to be probable but the amount cannot be reasonably estimated or when the likelihood that a liability has been incurred is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and the impact could potentially be material, we disclose the nature of the contingency and, where feasible, an estimate of the possible loss or range of loss. As of September 30, 2011, we do not have any liabilities accrued for any of the lawsuits mentioned above.

We intend in our future filings to continue to provide our accounting policy related to accrual or nonaccrual of these amounts.

*                      *                      *                      *                      *

In connection with the above, we hereby acknowledge that:

1.	Intersections is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Intersections may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (direct) 703-488-3042.

Very truly yours,

/s/ John G. Scanlon
John G. Scanlon
Chief Financial Officer

cc:  Melissa Kindelan, Staff Accountant
       Todd Lenson, Stroock & Stroock & Lavan
       Marc Bjorkman, Audit Partner